UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hurray! Holding Co., Ltd.
(Name of Issuer)
American Depositary Shares, each representing 100 ordinary shares, par value US$0.00005 per share
(Title of Class of Securities)
447773102
(CUSIP Number)
January 18, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	447773102

1	NAMES OF REPORTING PERSONS LI Shanyou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		274,077,076 [1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		274,077,076 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	274,077,076 [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.37%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* This percentage is calculated based upon 2,923,886,844 ordinary shares of the Issuer outstanding as of January 18, 2010, as obtained from the Issuer.
1 Includes (i) 257,106,176 ordinary shares held by KUMELLA HOLDINGS LIMITED, (ii) 8,999,200 ordinary shares held by LI Shanyou, and (iii) 79,717 American Depositary Shares held by LI Shanyou, each representing 100 ordinary shares of the Issuer. As described further in Item 4(a) of this Statement, LI Shanyou may be deemed to share the voting and dispositive power over 257,106,176 ordinary shares held by KUMELLA HOLDINGS LIMITED.

CUSIP No.	447773102

1	NAMES OF REPORTING PERSONS KUMELLA HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		257,106,176 [2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		257,106,176 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,106,176 [2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.79%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* This percentage is calculated based upon 2,923,886,844 ordinary shares of the Issuer outstanding as of January 18, 2010, as obtained from the Issuer.
2 Includes 257,106,176 ordinary shares held by KUMELLA HOLDINGS LIMITED. As described further in Item 4(a) of this Statement, KUMELLA HOLDINGS LIMITED, with LI Shanyou being its sole director, may be deemed to share the voting and dispositive power over such 257,106,176 ordinary shares.

Item 1(a). Name of Issuer:
Hurray! Holding Co., Ltd.
Item 1(b). Address of Issuer’s Principal Executive Offices:
15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China
Item 2(a). Name of Person Filing:
This Statement is being filed jointly by (i) LI Shanyou, a citizen of the People’s Republic of China; and (ii) KUMELLA HOLDINGS LIMITED, a British Virgin Islands company.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of Principal Business Office of LI Shanyou is Room A402, Great Wall Computer Tower, No. Jia 38, Xueyuan Road, Haidian District, Beijing. The address of Principal Business Office of KUMELLA HOLDINGS LIMITED is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
Item 2(c). Citizenship:
Please refer to Item 2(a) above.
Item 2(d). Title of Class of Securities:
Ordinary Shares and American Depositary Shares, each representing 100 ordinary shares of the Issuer
Item 2(e). CUSIP Number:
447773102

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), Check whether the person filing is a:
(a)	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii) (G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a) Amount beneficially owned:

(i)	KUMELLA HOLDINGS LIMITED [3]	257,106,176
(ii)	LI Shanyou [4]	274,077,076
Parts (b) and (c) of this Item 4: Please refer to Item 5 through 9 on each cover page to this Statement.
3 KUMELLA HOLDINGS LIMITED holds 257,106,176 ordinary shares of the Issuer.
4 (i) KUMELLA HOLDINGS LIMITED is a British Virgin Islands company, with LI Shanyou holding approximately 88.27% of its equity interest and other three individuals holding the remaining 11.73% of its equity interest. In addition, each of such three individual shareholders of KUMELLA HOLDINGS LIMITED has granted a power of attorney to the board of directors of KUMELLA HOLDINGS LIMITED to exercise the voting rights with respect to shares held by such individual shareholder. LI Shanyou is currently serving as the sole director on the board of KUMELLA HOLDINGS LIMITED. Therefore, LI Shanyou may be deemed to share the power to vote and dispose or direct the disposition of 257,106,176 ordinary shares of the Issuer held by KUMELLA HOLDINGS LIMITED. Mr. Li disclaims beneficial interest except to the extent of his pecuniary interest.
(ii) LI Shanyou holds 8,999,200 ordinary shares of the Issuer and 79,717 American Depositary Shares, each representing 100 ordinary shares of the Issuer.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.
Please refer to Item 4(a).
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

LI Shanyou
By:	/s/ LI Shanyou

KUMELLA HOLDINGS LIMITED
By:	/s/ LI Shanyou
	Name:	LI Shanyou
	Title:	Sole Director

Joint Filing Agreement
The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on January 28, 2010 LI Shanyou
By:	/s/ LI Shanyou

KUMELLA HOLDINGS LIMITED
By:	/s/ LI Shanyou
	Name:	LI Shanyou
	Title:	Sole Director